EX 99.28(h)(11)(viii)

Amendment to

Management Fee Waiver Agreement

Between JNL Series Trust and

Jackson National Asset Management, LLC

This Amendment is made by and between JNL Series Trust (the “Trust”) on behalf of the funds listed on Schedule A (each a “Fund” and collectively, the “Funds”) and Jackson National Asset Management, LLC (the “Adviser”).

Whereas, the Trust and the Adviser (“Parties”) entered into a Management Fee Waiver Agreement dated April 30, 2012 (“Agreement”), whereby the Adviser agreed to waive, for each Fund listed on Schedule A, a portion of its advisory fee in the amounts listed on Schedule A, as it may be amended and approved by the Board of Trustees of the Trust from time to time.

Whereas, the Parties agreed to amend Schedule A of the Agreement to: 1) change the name of the JNL/Goldman Sachs Mid Cap Value Fund to the JNL/MFS Mid Cap Value Fund, pursuant to a sub-adviser replacement; 2) remove the JNL/Morgan Stanley Mid Cap Growth Fund and its fee waiver, pursuant to a fund merger; and 3) remove the JNL Multi-Manager Alternative Fund and its fee waiver, pursuant to a permanent advisory fee reduction.

Now Therefore, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the Trust and the Adviser agree as follows:

1.	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated April 24, 2017, attached hereto.

2.	This Amendment may be executed in two or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of April 24, 2017.

JNL Series Trust		Jackson National Asset Management, LLC

By:	/s/ Kristen K. Leeman	By:	/s/ Mark D. Nerud
Name:	Kristen K. Leeman	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President and CEO

Schedule A
Dated April 24, 2017

Fund	Fee Waiver [1]
JNL/DFA U.S. Core Equity Fund	Over .50% on all assets
JNL/Goldman Sachs Core Plus Bond Fund	0.025% on Assets in the range of $0 - $500 million
JNL/Goldman Sachs Emerging Markets Debt Fund	0.025% on Assets in the range of $400 million - $1 billion
JNL/Invesco Small Cap Growth Fund	0.05% on assets in the range of $0 - $250 million
JNL/MFS Mid Cap Value Fund	0.025% on assets greater than $500 million
JNL/Mellon Capital S&P 500 Index Fund	0.01% on all assets
JNL/Oppenheimer Global Growth Fund	0.05% on Assets in the range of $0 - $300 million
JNL/T. Rowe Price Value Fund	.05% on assets from $150-500 million (from 0.65% to 0.60%) as long as the assets for this fund are above $1 billion

1 These waivers shall have an initial term expiring one year from the date of this Agreement for each Fund (the “Initial Term”). The Adviser may extend this Agreement for each Fund before the expiration of the Initial Term, which extension shall automatically be effective for a term ending April 30th of the following year, and thereafter this Agreement shall automatically renew upon the end of the then current term for a new one-year term with respect to each Fund unless the Adviser provides written notice of the termination of this Agreement to the Board of Trustees within 30 days prior to the end of the then current term for that Fund.

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